UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 30, 2012

Commission File Number: 000-50975

China Finance Online Co. Limited

(Translation of registrant’s name into English)

Hong Kong

(Jurisdiction of incorporation or organization)

9th Floor of Tower C, Corporate Square

NO.35 Financial Street, Xicheng District

Beijing, China 100033

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

  ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

  ☐  Yes            ☒     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Changes of Board Members

On May 29, 2012, Mr. Ling Wang resigned from the Board of Directors (the “Board”) for personal reasons and the Board has approved the election of Mr. Jun Wang, the Company’s Chief Financial Officer, as a director, effective immediately. Mr. Jun Wang will continue to serve as the Chief Financial Officer of the Company. Mr. Jun Wang, 41, has served as our Chief Financial Officer since August 2006, and joined the Company as Vice President of Finance in May 2006.

The Board now has a total of five (5) directors, including three (3) independent directors.

The Audit Committee now consists of Mr. Kheng Nam Lee, Mr. Rongquan Leng and Mr. Neo Chee Beng. The Compensation Committee now consists of Mr. Rongquan Leng and Mr. Neo Chee Beng. The Nominations Committee now consists of Mr. Rongquan Leng and Mr. Neo Chee Beng.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: May 29, 2012	By:	/s/ Zhiwei Zhao
	Name:	Zhiwei Zhao
	Title:	Chief Executive Officer

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